UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(X)    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

( )    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

Commission File Number 000-00981

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIX SUPER MARKETS, INC.
3300 PUBLIX CORPORATE PARKWAY
LAKELAND, FLORIDA 33811

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Index to Financial Statements, Supplemental
Schedule and Exhibit

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits - December 31, 2024 and 2023	2
Statements of Changes in Net Assets Available for Plan Benefits - Years ended December 31, 2024 and 2023	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule H, Line 4i, Schedule of Assets (Held at End of Year) - December 31, 2024	12
Signature	13
Exhibit:
Consent of Independent Registered Public Accounting Firm	14

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Publix Super Markets, Inc. 401(k) SMART Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the Publix Super Markets, Inc. 401(k) SMART Plan (the Plan) as of December 31, 2024 and 2023, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
We have served as the Plan’s auditor since 2009.
Tampa, Florida
June 20, 2025

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2024 and 2023

	2024	2023
Assets
Investments, at fair value	$7,859,328,486	6,390,828,450
Notes receivable from participants	159,639,599	134,085,193
Employer contribution receivable	49,898,186	47,676,953
Total assets	8,068,866,271	6,572,590,596

Liabilities
Excess contributions payable	3,729,419	5,094,519
Total liabilities	3,729,419	5,094,519
Net assets available for plan benefits	$8,065,136,852	6,567,496,077

See accompanying notes to financial statements.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Statements of Changes in Net Assets
Available for Plan Benefits
Years ended December 31, 2024 and 2023

	2024	2023
Additions to net assets attributed to:
Contributions:
Participant	$347,882,373	324,444,505
Employer	49,898,186	47,676,953
Total contributions	397,780,559	372,121,458
Investment income:
Net appreciation of investments	1,481,013,393	477,380,779
Dividends	131,772,113	128,235,972
Interest	12,143,077	8,603,930
Total investment income	1,624,928,583	614,220,681
Total additions	2,022,709,142	986,342,139
Deductions from net assets attributed to:
Benefits paid to participants	522,589,064	473,698,101
Fees paid by participants	2,479,303	2,283,079
Total deductions	525,068,367	475,981,180
Net increase	1,497,640,775	510,360,959
Net assets available for plan benefits:
Beginning of year	6,567,496,077	6,057,135,118
End of year	$8,065,136,852	6,567,496,077

See accompanying notes to financial statements.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(1)Description of Plan and Summary of Accounting Policies
The following brief description of the Publix Super Markets, Inc. 401(k) SMART Plan (the Plan) provides only general information. Participants should refer to the Plan document or the summary plan description for a complete description of the Plan provisions.
(a)General
The Plan is a voluntary defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees of Publix Super Markets, Inc. and its wholly owned subsidiaries, Publix Alabama, LLC, Publix Asset Management Company and Publix North Carolina Employee Services, LLC (the Company or Publix) are eligible to participate in the Plan six months after their hire date, if they are at least 18 years of age. The Plan year is a calendar year.
(b)Plan Amendments
On December 5, 2023, the Plan was amended effective January 1, 2024 to expand the definition of “Hour of Service” to add time related to short-term disability benefits. Additionally, the Plan was amended on December 5, 2023 to clarify certain provisions with effective dates of January 1, 2024 and January 3, 2001. On December 10, 2024, the Plan was amended for changes required by the Setting Every Community Up for Retirement Enhancement (SECURE) 2.0 Act with an effective date of January 1, 2023.
(c)Contributions
Eligible employees may contribute up to 30% of their eligible annual compensation to the Plan, subject to the maximum contribution limits established by federal law. Participants direct the investment allocations of their contributions and the earnings thereon among a variety of investment fund options offered under the Plan. A participant’s investment allocation is limited to no more than 25% in the Publix Stock Fund.
The Company may make a discretionary annual matching contribution to the accounts of eligible participants of the Plan as determined by the Company’s Board of Directors. During 2024 and 2023, the Company’s Board of Directors approved a match of 50% of an eligible participant’s annual contributions up to 3% of eligible annual compensation, not to exceed a maximum match of $750 per participant. The match is determined as of the last day of the Plan year and funded by the Company in the subsequent Plan year. The match was paid by the Company in cash and invested in accordance with eligible participants’ investment allocations at the time the match was funded.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(d)Participant Accounts
Two separate accounts are maintained for each participant, a Savings Contributions Account and a Matching Contributions Account (the Accounts). Plan earnings are allocated and credited to the Accounts as of each valuation date. Each participant’s share of earnings is determined by the Plan Administrator, on a weighted average basis, so that each participant receives a pro-rata share. Forfeitures of non-vested Matching Contributions Accounts of participants and of Accounts of separated participants or beneficiaries that cannot be located after two years are used to reduce future Company matching contributions. Forfeitures totaled $2,406,331 and $1,699,956 as of December 31, 2024 and 2023, respectively. Forfeitures, and earnings thereon, totaling $2,176,407 and $1,466,792 were used to reduce the Company matching contributions for the 2024 and 2023 Plan years, respectively.

(e)Vesting
Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon are generally 100% vested upon completing three years of credited service, reaching age 60, total disability or death. Matching contributions cannot be withdrawn or distributed until vested.
(f)Notes Receivable from Participants
All actively employed participants with available account balances may apply for a loan from their Accounts. The minimum amount a participant may borrow is $1,000. The maximum amount a participant may borrow is the lesser of: 1) 50% of the balances in the participant’s Savings Contributions Account and vested Matching Contributions Account; or 2) $50,000, less the participant’s highest outstanding loan balance during the previous 12 month period. However, the value of any shares held by the participant in the Publix Stock component of the Publix Stock Fund cannot be borrowed. Participants may initiate one loan each year and may only have one outstanding loan at a time. All administration costs incurred as a result of a loan are paid by the participant. The interest rate is determined by Voya Institutional Plan Services, the third-party Plan Administrator, each month based on the United States (U.S.) prime interest rate as published in the Wall Street Journal as of the last business day of the prior calendar month. The interest rate on a loan is fixed for the term of the loan. Participant loans are classified as notes receivable from participants in the statements of net assets available for plan benefits and measured at their unpaid principal balance plus any unpaid accrued interest.
A participant can choose a repayment term of up to five years. Repayments of principal and interest are made through after-tax payroll deductions each pay period. Repayments of principal and interest are credited pro-rata to the participant’s Savings Contributions Account and Matching Contributions Account from which the loan was originally funded and reinvested according to the participant’s current investment allocations. Upon separation of employment, all unpaid principal and unpaid accrued interest on any loan outstanding is immediately due and payable. Participants may repay a loan in total at any time after the loan has been in effect for at least 90 days and participants must wait 30 days between paying off one loan and initiating a new loan.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(g)Distribution of Benefits
Benefits are recorded when paid.
A participant who reaches age 59½ and who is actively employed by the Company may elect to withdraw all or a portion of his/her Savings Contributions Account and the vested portion of his/her Matching Contributions Account.
Upon separation of service, retirement, disability or death, a participant or his/her beneficiary may elect to receive full distribution of his/her Savings Contributions Account and vested Matching Contributions Account as of the valuation date immediately preceding the date of distribution, subject to certain restrictions on the sale of Publix Stock. If the value of a participant’s vested Accounts is $1,000 or less, the participant generally will receive an automatic distribution from the Plan as soon as administratively practicable. If the value of a participant’s vested Accounts exceeds $1,000 and the participant is not 62 years of age or older, the participant may elect to defer distribution. Payment of a deferred distribution must be made to a participant no later than April 1 of the Plan year immediately following the Plan year in which the participant reaches age 62.
If the value of a deceased participant’s Savings Contributions and Matching Contributions Accounts is $5,000 or less, the participant’s beneficiary generally will receive an automatic distribution from the Plan as soon as administratively practicable. If the value of a deceased participant’s Accounts exceeds $5,000, the beneficiary may elect to defer distribution. Payment of a deferred distribution must be made to a beneficiary other than a surviving spouse by December 31 of the calendar year containing the fifth anniversary of the participant’s death. If the beneficiary is the participant’s surviving spouse, distribution can be deferred until the participant would have reached age 70½ if the participant was born before July 1, 1949, age 72 if the participant was born on or after July 1, 1949 and would have reached age 72 on or before December 31, 2022, or age 73 if the participant would have reached age 72 after December 31, 2022.
(h)Termination of Plan
The Company intends to continue the Plan indefinitely, but is not contractually obligated to do so. The Company reserves the right to discontinue its contributions at any time and the right to amend or discontinue the Plan at any time. If the Plan is ever terminated, participants will be fully vested in all amounts credited to their Matching Contributions Accounts.

(i)Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(j)Investments
The Plan’s investments are stated at fair value. Quoted active market prices are used to value shares of mutual funds. The Publix Stock Fund is comprised of two components: Publix Stock and cash awaiting investment in Publix Stock. Cash awaiting investment in Publix Stock is invested in a short-term fixed income funding vehicle, State Street Institutional U.S. Government Money Market Fund (Premier Class), a mutual fund. Investment in Publix Stock represented 69.8% and 70.4% of the Plan’s net assets available for plan benefits as of December 31, 2024 and 2023, respectively. Because Publix Stock is not traded on an established securities market, the market price of Publix Stock is determined by the Trustee responsible for maintaining custody of the Publix Stock component of the Publix Stock Fund. As part of the process to determine the market price of Publix Stock, an independent valuation is obtained. The process includes comparing the Company’s financial results to those of comparable companies that are publicly traded (comparable publicly traded companies). The purpose of the process is to determine a value for Publix Stock that is comparable to the stock value of comparable publicly traded companies by considering both the results of the stock market and the relative financial results of comparable publicly traded companies. Valuation effective dates are generally March 1, May 1, August 1 and November 1. Readily determinable fair value is used to value the Plan’s interests in collective investment funds. There are no unfunded commitments or restrictions on redemptions by participants of the collective investment funds.

Purchases and sales of Publix Stock are recorded on the applicable valuation effective date for Publix Stock. Purchases and sales of all other securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.
(k)Investment Risk
Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the Accounts of participants and the amounts reported in the financial statements and supplemental schedule of the Plan.
(l)Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(2)Administration of the Plan
Voya Institutional Trust Company, the Primary Trustee for the Plan, is responsible for the investment funds and other assets in which the employee contributions are invested, excluding Publix Stock. Tina P. Johnson is the Trustee responsible for the Publix Stock component of the Publix Stock Fund. Voya Institutional Plan Services serves as the third-party Plan Administrator. Officers and employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan. The Plan administration costs are paid by the Company, except as follows:
•Loan processing fees of $1,107,928 and $1,016,300 during 2024 and 2023, respectively, were deducted from the Accounts of participants who received loans and were paid to the third-party Plan Administrator.
•Administrative fees of $849,795 and $816,547 during 2024 and 2023, respectively, were deducted from the Accounts of former employees and beneficiaries and were paid to the third-party Plan Administrator.
•Florida stamp taxes of $268,551 and $222,883 during 2024 and 2023, respectively, were deducted from the Accounts of participants who received loans in the state of Florida and were paid to the third-party Plan Administrator. The third-party Plan Administrator is responsible for reporting and remitting Florida stamp taxes to the Florida Department of Revenue.
•Expedited check fees of $253,029 and $227,349 during 2024 and 2023, respectively, were deducted from the net distribution, loan and withdrawal proceeds issued to participants who elected overnight delivery of their checks and were paid to the third-party Plan Administrator.
(3)Investments
The Plan’s investments [including gains (losses) on investments bought and sold, as well as held during the year] appreciated in value by $1,481,013,393 and $477,380,779 during 2024 and 2023, respectively.
The fair value of investments is based on market prices using the following measurement categories:
Level 1 – Fair value is determined by using quoted prices in active markets for identical investments. Investments included in this category are mutual funds.
Level 2 – Fair value is determined by using other than quoted prices. By using observable inputs (such as similar securities), the fair value is determined through the use of models or other valuation methodologies (such as benchmarking of similar securities and using readily determinable fair value where the fair value per share is determined and published on a regular basis on a non-active market and is the basis for current transactions). Investments included in this category are Publix Stock and collective investment funds.
Level 3 – Fair value is determined by using other than observable inputs. Fair value is determined by using the best information available in the circumstances and requires significant management judgment or estimation. No investments are included in this category.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

Following is a summary of fair value measurements for investments as of December 31, 2024 and 2023:

	Fair Value	Level 1	Level 2	Level 3
December 31, 2024
Mutual Funds	$198,991,084	198,991,084	—	—
Publix Stock	5,628,950,800	—	5,628,950,800	—
Collective Investment Funds	2,031,386,602	—	2,031,386,602	—
Total Investments	$7,859,328,486	198,991,084	7,660,337,402	—

December 31, 2023
Mutual Funds	$287,736,037	287,736,037	—	—
Publix Stock	4,624,252,508	—	4,624,252,508	—
Collective Investment Funds	1,478,839,905	—	1,478,839,905	—
Total Investments	$6,390,828,450	287,736,037	6,103,092,413	—
(4)Employer Contribution Receivable
The 2024 and 2023 Plan year matching contributions, net of forfeitures, were $49,898,186 and $47,676,953, respectively. The matching contribution was recorded as a receivable as of the Plan year end and funded by the Company in the subsequent Plan year. These matching contributions were paid in cash and invested in accordance with eligible participants’ investment allocations at the time the matching contributions were funded.
(5)Party-in-Interest and Related Party Transactions
Certain Plan investments are collective investment and mutual funds managed by State Street Global Advisors (State Street), the investment management division of State Street Bank and Trust Company. State Street Bank and Trust Company is the custodian for the Plan under the direction of Voya Institutional Trust Company. Voya Institutional Plan Services serves as the third-party Plan Administrator.
In addition to Publix Stock, the transactions involving State Street investments qualify as party-in-interest transactions. Certain administration costs paid to Voya Institutional Plan Services also are considered party-in-interest transactions.
The Plan received cash dividend payments on Publix Stock of $126,067,198 and $120,736,452 during 2024 and 2023, respectively. Such dividends were invested in the cash component of the Publix Stock Fund. The number of shares of Publix Stock held in participant Accounts totaled 293,174,521 and 304,227,139 with fair values of $5,628,950,800 and $4,624,252,508 as of December 31, 2024 and 2023, respectively.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(6)Reconciliation of Financial Statements to Form 5500
Following is a reconciliation of net assets available for plan benefits per the financial statements to the 2024 and 2023 Form 5500:

	December 31,
	2024	2023
Net assets available for plan benefits per the financial statements	$8,065,136,852	6,567,496,077
Amounts allocated to withdrawing participants	(9,328,898)	(6,640,320)
Net assets available for plan benefits per the Form 5500	$8,055,807,954	6,560,855,757
Following is a reconciliation of benefit payments to participants per the financial statements to the 2024 and 2023 Form 5500:

	Year ended December 31,
	2024	2023
Benefits paid to participants per the financial statements	$522,589,064	473,698,101
Amounts allocated to withdrawing participants at end of year	9,328,898	6,640,320
Amounts allocated to withdrawing participants at beginning of year	(6,640,320)	(9,112,686)
Accrued excess contributions payable at end of year	(3,729,419)	(5,094,519)
Benefits paid to participants per the Form 5500	$521,548,223	466,131,216
Distributions of excess contributions per the Form 5500	$3,729,419	5,094,519
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or before December 31, 2024 and 2023, but not yet paid as of that date. Distributions of excess contributions and any allocable income or loss that were paid for the 2024 and 2023 Plan years were recorded as liabilities in the financial statements as of December 31, 2024 and 2023.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(7)Tax Status
The Plan, as amended and restated as of January 1, 2013, received a favorable tax determination letter, dated April 3, 2014, from the Internal Revenue Service (IRS) under Internal Revenue Code (IRC) Section 401(a). As such, the Plan’s design is exempt from federal income taxes under IRC Section 501(a). Though the Plan has been amended since January 1, 2013, the Plan Administrator believes the Plan continues to be qualified and the Plan has been and is currently being operated in compliance with the applicable requirements of the IRC and the Plan document.
U.S. generally accepted accounting principles require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2018.

Supplemental Schedule

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2024

Name of Issuer and Title of Issue	Number of Units/Shares	Current Value
Investments:
American Funds EuroPacific Growth Fund (Class R-6)	991,197	$53,247,125
Baird Aggregate Bond Fund (Institutional Shares)	4,175,207	40,290,748
Dimensional Fund Advisors U.S. Small Cap Portfolio (I) Fund	1,228,892	60,129,690
Invesco Stable Value Trust Fund (Class B1)	47,072,413	124,619,834
Publix Stock Fund:
Common stock of Publix Super Markets, Inc. *	293,174,521	5,628,950,800
State Street Institutional U.S. Government Money Market Fund (Premier Class) *	2,610,756	45,323,521
State Street S&P 500 Index Fund (Class II) *	14,604,221	377,971,832
State Street S&P Mid Cap Index Fund (Class XIV) *	3,479,895	88,605,089
State Street Strategic Balanced Funds:
Aggressive Strategic Balanced Fund (Class I) *	3,132,790	155,514,107
Moderate Strategic Balanced Fund (Class I) *	12,938,355	522,821,513
Conservative Strategic Balanced Fund (Class I) *	3,887,838	114,298,207
T. Rowe Price Large Cap Growth Trust Fund (Class D)	22,596,985	525,379,903
T. Rowe Price U.S. Value Equity Trust Fund (Class B)	2,736,307	122,176,117
Total investments		7,859,328,486
Notes receivable from participants with interest rates ranging from 3.25% - 8.50% *		159,639,599
		$8,018,968,085

* Parties-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Publix Super Markets, Inc. 401(k) SMART Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN

Date: June 20, 2025	By:	/s/ Monica A. Allman
Monica A. Allman
Vice President Benefits Administration
Publix Super Markets, Inc.,
Plan Administrator